     UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION

-------------------------------------------------------
         In the Matter of

NATIONAL FUEL GAS COMPANY                                     FIFTEENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
HIGHLAND FOREST RESOURCES, INC.
         (F/K/A HIGHLAND LAND & MINERALS, INC.)
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC. (F/K/A NIAGARA ENERGY TRADING INC.)
HORIZON POWER, INC. (F/K/A NFR POWER, INC.)
HORIZON ENERGY DEVELOPMENT B.V.

File No. 70-9153
(Public Utility Holding Company Act of 1935)

-------------------------------------------------------

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed  by  National  Fuel Gas  Company  ("National"),  and its  subsidiaries:
National  Fuel  Gas  Distribution  Corporation   ("Distribution   Corporation"),
National Fuel Gas Supply Corporation  ("Supply  Corporation"),  Seneca Resources
Corporation  ("Seneca"),  Highland  Forest  Resources,  Inc.,  formerly known as
Highland Land & Minerals,  Inc., ("Highland") on its own behalf and as successor by merger to Utility  Constructors,  Inc.  ("UCI"),  Leidy Hub, Inc.  ("Leidy"),
Data-Track Account Services, Inc. ("Data-Track"),  National Fuel Resources, Inc.
("NFR"),   Horizon  Energy   Development,   Inc.  ("Horizon   Energy"),   Seneca
Independence  Pipeline Company ("SIP"),  Niagara Independence  Marketing Company
("NIM"),  Upstate  Energy Inc.,  formerly  known as Niagara Energy Trading Inc.,
("Upstate"), Horizon Power, Inc. formerly known as NFR Power, Inc. ("Power") and
Horizon  Energy   Development   B.V.   ("Horizon   B.V.")   (collectively,   the
"Subsidiaries"),  in their  Application-Declaration  on Form  U-1,  as  amended,
("Application-Declaration")  in SEC File No.  70-9153,  have been carried out in accordance with the terms and conditions, and for the purposes as represented by said  Application-Declaration,  and the  Order of the  Securities  and  Exchange
Commission  ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto, as amended.

1.  EXTERNAL FINANCING BY NFG
    -------------------------

BORROWING BY NATIONAL
---------------------

a.  Short-term Debt
    ---------------

         National borrowed funds by issuing commercial paper and/or short-term notes  (in all  cases  having  maturities  of no more than 270 days) to banks or other  financial  institutions  during the  quarter  ended  September  30,  2001
("Quarter") as summarized below:

------------------------------------------------------------------------------
At Beginning      At End          Maximum Level             Minimum Level
 of Quarter     of Quarter   of Such Short-term Debt   Of Such Short-term Debt

$25,700,000    $25,900,000         $25,900,000               $24,700,000

b.  Long-term securities
    --------------------

(1) Long-Term Debt Securities; Preferred Stock

         During the Quarter, National did not sell any long-term debt securities
(i.e.  debt with  maturities  in excess of 270 days).  National has no preferred stock outstanding.

(2) Stock Issuance Plans

         During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                              Number of       Number of Shares Exchanged as
Name Of Plan                  Shares Issued   Consideration for Share Issuances
------------                  -------------   ---------------------------------

Direct Stock Purchase and
  DividendReinvestment Plan       86,737                  N/A

Tax Deferred Savings              66,772                  N/A
Plans [401(k)]

Retainer Policy for                1,680                  N/A
Outside Directors

1997 Award & Option Plan           4,500                  -0-

1993 Award & Option  Plan         45,644                 5,558

1984 Stock Plan                     -0-                   -0-

1983 Incentive Stock
  Option Plan                      7,854                 2,312

Total Number of                  213,187                 7,870
Shares Issued/Exchanged

Net New Shares                   205,317

Aggregate gross consideration received upon issuance of 205,317 shares:
$4,695,561.02.

         Effective November 1, 1999, National combined its former Customer Stock
Purchase,  and Dividend  Reinvestment  and Stock  Purchase Plans into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan.
The purpose of is to promote the long-term  ownership of National's common stock by allowing  for the  purchase  thereof  directly  from  National,  through cash purchases and through reinvestment of cash dividends.

         The purpose of National's two Tax-Deferred Savings Plans is to encourage  certain  employees of National and of its Subsidiaries to provide for
their  retirement  needs  by  providing   opportunities  for  long-term  capital
accumulation,  to promote  ownership of  National's  common stock among  certain employees,  to provide an attractive  employee  benefit,  and to keep National's
employee   benefit   program   competitive   with  programs   offered  by  other
corporations.

         The purpose of National's Retainer Policy for outside directors is to pay outside  directors  a portion of their  annual  retainer in common  stock of
National.  This promotes the long-term  ownership of National's  common stock by outside directors.

         National adopted its four award and option plans in order to attract, retain and  motivate  key  employees of  outstanding  ability.  These plans were intended to provide an  incentive to key  employees  to maximize the  long-range profits,  revenues,  and  financial  integrity  of  National by  increasing  the personal  stake of those  employees  in the  continued  success  and  growth  of
National,  and by providing  significant  incentives  to their  continuation  of employment at National and its Subsidiaries.

         During the Quarter, the Compensation Committee of the Board of
Directors of National did not award any stock appreciation rights, stock options or shares of restricted stock.

(3)  Compliance With Parameters Concerning Long-Term Securities

         During the Quarter, all long-term debt of National had bond ratings of
"investment grade", and National's common equity (as reflected in its Form 10-K)
did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions
    --------------------

         During the Quarter, National did not enter into any hedges or other derivative  transactions as contemplated by the  Application-Declaration  either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities
    ----------------

         During the Quarter, National did not issue other types of securities
("Other Securities").

2.  MONEY POOL
    ----------

         During the Quarter, National coordinated the borrowing requirements of
Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

         a.       National sold commercial paper during the Quarter, through
Merrill Lynch Money Markets,  Inc., J.P. Morgan  Securities Inc. and/or Goldman,
Sachs & Co. The  proceeds  thereof  which were not  needed  for  National's  own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

                 Commercial Paper Outstanding
 ---------------------------------------------------------------------
                                 Maximum Amount       Minimum Amount
 At Beginning      At End      Outstanding During   Outstanding During
   of Quarter    of Quarter        Quarter               Quarter
   ----------    ----------        -------               -------

 $196,000,000   $200,000,000     $200,000,000         $144,600,000

         b.       National issued short-term notes to banks or other financial institutions during the Quarter.  The proceeds thereof which were not needed for
National's   own   corporate   purposes  were  loaned  by  National  to  certain
Subsidiaries  that borrowed either directly or through the Money Pool during the
Quarter.

National's External Bank/Financial Institution Borrowings Outstanding
                          (Money Pool)
---------------------------------------------------------------------
                                  Maximum Amount     Minimum Amount
At Beginning      At End      Outstanding During   Outstanding During
  of Quarter    of Quarter          Quarter             Quarter

$209,700,000   $234,000,000      $260,100,000        $191,600,000

         c.       The maximum aggregate amount of external short-term debt
borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $443,000,000, and the maximum aggregate amount that National and its Subsidiaries lent to other  Subsidiaries  participating in the Money Pool at any time during the Quarter was $507,500,000.

         d.       The following table lists cash balances that National and
certain  Subsidiaries  (i.e.,  Subsidiaries  with surplus funds) loaned to other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                          Cash Balances Loaned Through the Money Pool
                --------------------------------------------------------------
                  At Beginning        At End
                   of Quarter       Of Quarter       Maximum         Minimum

National            $28,500,000     $32,000,000    $32,000,000     $26,900,000
Distribution                  0               0              0               0
Supply                        0               0              0               0
Seneca               30,100,000      30,300,000     33,000,000      30,100,000
Highland                      0               0              0               0
Leidy                   800,000         800,000        800,000         800,000
Data-Track              700,000         700,000        700,000         700,000
NFR                           0               0        500,000               0
Horizon Energy        1,300,000         800,000      1,300,000               0
SIP                           0               0              0               0
NIM                           0               0              0               0
Upstate                       0               0              0               0
Power                         0               0              0               0

         e.       The following table lists cash balances that certain
Subsidiaries  borrowed through the Money Pool during the Quarter.  National does not  borrow  from its  Subsidiaries  through  the Money  Pool or  otherwise.  In addition, neither Horizon Energy nor Power borrow from the Money Pool.

                         Borrowings from the Money Pool
              ------------------------------------------------------
              At Beginning     At End        Maximum       Minimum
               of Quarter    of Quarter     Borrowed      Borrowed

Distribution  $ 35,000,000  $ 74,600,000  $ 75,300,000  $  6,100,000
Supply          39,900,000    33,400,000    46,900,000    31,100,000
Seneca         310,300,000   291,900,000   333,300,000   291,900,000
Highland        57,900,000    62,900,000    63,100,000    57,900,000
Leidy                    0             0             0             0
Data-Track               0             0             0             0
NFR             11,000,000    19,000,000    21,300,000             0
SIP             13,000,000    13,200,000    13,400,000    13,000,000
NIM                      0             0             0             0
Upstate                  0     3,600,000     4,400,000             0

3.  USE OF PROCEEDS
    ---------------

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing  Subsidiaries have used the proceeds of their
Money Pool borrowings, for acquisitions,  capital expenditures,  working capital needs,  for the  retirement or redemption  of  securities,  or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION
    ----------------------------------

         During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES
    ------------------

         During the Quarter, National and its nonutility Subsidiaries did not organize new  corporations,  trusts,  partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL
    ----------------------

         During the Quarter, National made guarantees on behalf of its
Subsidiaries  in the  aggregate  amount of  $15,000,000.  The maximum  amount of guarantees or credit support that National had  outstanding to its  Subsidiaries at any time during the quarter was $564,160,000.

         All guarantees relate to gas transportation, purchases or sales, or
other  credit  support  agreements   relating  to  the  Subsidiaries'   existing
businesses.

7.  ACQUISITIONS OF EWGS, FUCOS AND RULE 58 COMPANIES
    -------------------------------------------------

         During the Quarter, neither National nor any of its Subsidiaries made any  investments  in  entities  that had been  designated  as  exempt  wholesale
generators  (EWGs)  (except  for  Power's  ongoing  development   activities  in
accordance  with its EWG  status)  or foreign  utility  companies  (FUCOs),  and
neither   National  or  any  of  its   Subsidiaries   made  any  investments  in
energy-related  companies  and  gas-related  companies  under Rule 58 other than loans  reported  herein or on  National's  Form  U-6B-2 or Form  U-9C-3  for the
Quarter.

         The aggregate investment of National and its Subsidiaries in EWGs and
FUCOs does not exceed the limits set forth in the Commission's Rule 53.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Thirteenth  Certificate
Pursuant to Rule 24 to be signed on their  behalf by the  undersigned  thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
--------------------------------------------
         P. C. Ackerman
         President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ D. F. Smith
   -----------------------------------------
         D. F. Smith
         President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
   -----------------------------------------
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley
   -----------------------------------------
         D. J. Seeley
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ W. M. Petmecky
   -----------------------------------------
         W. M. Petmecky
         Secretary/Treasurer

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
   -----------------------------------------
         P. C. Ackerman
         President

HIGHLAND FOREST RESOURCES, INC.

By:  /s/ J. A. Beck
   -----------------------------------------
         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman
   -----------------------------------------
         P. C. Ackerman
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
   -----------------------------------------
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. DeForest
   -----------------------------------------
         W. E. DeForest
         President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ T. L. Atkins
   -----------------------------------------
         T. L. Atkins
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ T. L. Atkins
   -----------------------------------------
         T. L. Atkins
         Treasurer

HORIZON POWER, INC.

By:  /s/ B. H. Hale
   -----------------------------------------
         B. H. Hale
         President

HORIZON ENERGY DEVELOPMENT B.V.

By:  /s/ B. H. Hale
   -----------------------------------------
         B. H. Hale
         Managing Director

Dated:  November 29, 2001